UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

7 Days Group Holdings Limited

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

81783J 101***

(CUSIP Number)

Mr. Boquan He Floor 32, Metro Plaza 183-187, Tianhe Road North Guangzhou, Guangdong 510620 People’s Republic of China +86 20 8755 3248	Nanyan Zheng c/o 7 Days Group Holdings Limited 5C-11 Creative Industry Zone, 397 XinGangZhong Road Guangzhou, Guangdong 510310, People’s Republic of China +86 20 8399 5777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 3 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81783J 101	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boquan He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,131,575[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,131,575[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,131,575[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%[2]
14	TYPE OF REPORTING PERSON IN

1	Includes 35,131,575 Ordinary Shares (as defined below) held through Prototal Enterprises Limited (see Item 5) but does not include Ordinary Shares beneficially owned by the Founder B Parties (as defined below). As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below).

2	Percentage calculated based on 149,931,935 Ordinary Shares outstanding as of March 31, 2012 as disclosed in Issuer’s (as defined below) annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2012.

CUSIP No. 81783J 101	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prototal Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,131,575[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,131,575[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,131,575[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Ordinary Shares beneficially owned by the Founder B Parties. As further described in Items 2, 4 and 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement.

2	Percentage calculated based on 149,931,935 Ordinary Shares outstanding as of March 31, 2012 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2012.

CUSIP No. 81783J 101	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nanyan Zheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 373,420[1]
	8	SHARED VOTING POWER 9,000,000[2]
	9	SOLE DISPOSITIVE POWER 373,420[1]
	10	SHARED DISPOSITIVE POWER 9,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,373,420[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[3]
14	TYPE OF REPORTING PERSON IN

1	Includes (i) 17,806 ADSs representing 53,418 Ordinary Shares held by Nanyan Zheng, (ii) 2 Ordinary Shares held by Nanyan Zheng and (iii) 320,000 Ordinary Shares issuable upon exercise of options held by Nanyan Zheng within 60 days of September 26, 2012.

2	Includes 9,000,000 Ordinary Shares held through Fortune News International Limited (see Item 5) but does not include Ordinary Shares beneficially owned by the Founder A Parties (as defined below). As further described in Items 2, 4 and 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement.

3	Percentage calculated based on 150,251,935 Ordinary Shares outstanding, including 149,931,935 Ordinary Shares outstanding as of March 31, 2012 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2012 and 320,000 Ordinary Shares issuable upon exercise of options held by Nanyan Zheng within 60 days of September 26, 2012.

CUSIP No. 81783J 101	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Audrey & Aaron Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,000,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,000,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes 9,000,000 Ordinary Shares held through Fortune News International Limited (see Item 5) but does not include Ordinary Shares beneficially owned by the Founder A Parties. As further described in Items 2, 4 and 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement.

2	Percentage calculated based on 150,251,935 Ordinary Shares outstanding, including 149,931,935 Ordinary Shares outstanding as of March 31, 2012 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2012 and 320,000 Ordinary Shares issuable upon exercise of options held by Nanyan Zheng within 60 days of September 26, 2012.

CUSIP No. 81783J 101	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune News International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,000,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,000,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%[2]
14	TYPE OF REPORTING PERSON CO

1	9,000,000 Ordinary Shares held by Fortune News are pledged to Bank Sarasin-Rabo (Asia) Limited (“BSRL”), under that certain Pledge Agreement by and between Fortune News and BSRL, dated as of October 7, 2010 (the “Pledge Agreement”). The number of Ordinary Shares does not include Ordinary Shares beneficially owned by the Founder A Parties. As further described in Items 2, 4 and 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement.

2	Percentage calculated based on 150,251,935 Ordinary Shares outstanding, including 149,931,935 Ordinary Shares outstanding as of March 31, 2012 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2012 and 320,000 Ordinary Shares issuable upon exercise of options held by Nanyan Zheng within 60 days of September 26, 2012.

Introductory Note

This Schedule 13D is filed jointly by Mr. Boquan He (“Mr. He”), Prototal Enterprises Limited (“Prototal Enterprises” and together with Mr. He, the “Founder A Parties”), Nanyan Zheng (“Mr. Zheng”), Audrey & Aaron Holdings Limited (“Audrey & Aaron Holdings”) and Fortune News International Limited (“Fortune News” and together with Mr. Zheng and Audrey & Aaron Holdings, the “Founder B Parties”, and together with the Founder A Parties, the “Reporting Persons”).

This Schedule 13D supersedes the Schedule 13G filed by the Founder A Parties with the SEC on February 9, 2010, as amended by Amendment No. 1 thereto filed with the SEC on February 11, 2011 and the Schedule 13G filed by the Founder B Parties with the SEC on February 9, 2010, as amended by Amendment No. 1 thereto filed with the SEC on February 14, 2011 and by Amendment No. 2 thereto filed with the SEC on February 8, 2012.

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value $0.125 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing three Ordinary Shares), of 7 Days Group Holdings Limited (the “Issuer”). The Issuer’s principal executive office is located at 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China.

Item 2.	Identity and Background.

This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1.

The Founder A Parties and Founder B Parties are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this Statement.

Mr. He is a citizen of Canada and his principal occupation is co-chairman of the board of directors of the Issuer. Mr. He’s business address is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong 510620, People’s Republic of China.

Prototal Enterprises is a company incorporated under the laws of the British Virgin Islands. Prototal Enterprises is wholly owned by Mr. He. The principal business of Prototal Enterprises is that of an investment holding company. The principal business address of Prototal Enterprises is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. He is the sole director of Prototal Enterprises.

Mr. Zheng is a citizen of People’s Republic of China and his principle occupation is co-chairman of the board of directors of the Issuer. Mr. He’s business address is 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China.

Audrey & Aaron Holdings is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng and his wife, Sha Li. The principal business of Audrey & Aaron Holdings is that of an investment holding company. The principal business address of Audrey & Aaron Holdings is 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China.

Fortune News is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Audrey & Aaron Holdings. The principal business of Fortune News is that of an investment holding company. The principal business address for Fortune News is 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China. Mr. Zheng is the sole director of Fortune News.

Due to the nature of the transaction described in Item 4 of this statement, the Founder A Parties and the Founder B Parties could be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other and with other members of the Consortium. Each of the Founder A Parties hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder B Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Founder B Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Founder A Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Founder B Parties or any other person or is a member of a group with the Founder B Parties or any other member of the Consortium or any other person. Each of the Founder B Parties hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Founder A Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Founder B Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person or is a member of a group with the Founder A Parties or any other member of the Consortium or any other person.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The entities in the Reporting Persons, namely Prototal Enterprises, Audrey & Aaron Holdings and Fortune News, shall be referred to hereinafter as “Entity Reporting Persons”, and the individuals in the Reporting Persons, namely Mr. He and Mr. Zheng, shall be referred to hereinafter as “Individual Reporting Persons”.

During the last five years, neither any Entity Reporting Person nor, to any Entity Reporting Person’s knowledge (i) any executive officer or director of such Entity Reporting Person; (ii) any person controlling of such Entity Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Entity Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, none of the Individual Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares reported in this statement as beneficially owned by the Reporting Persons were acquired prior to the Company’s initial public offering, with cash from the applicable Reporting Person’s personal funds, and were acquired for investment purposes.

The Reporting Persons together with the Consortium (as defined in Item 4 below) anticipate that at the price per Ordinary Share set forth in their Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Company’s Board of Directors), approximately US$447.9 million will be expended in acquiring all of the outstanding Ordinary Shares of the Company other than Ordinary Shares owned by the Reporting Persons (“Publicly Held Shares”). This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase Ordinary Shares; and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares. It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of equity capital contributed by the members of the Consortium, and third-party debt.

In addition, the Reporting Persons have agreed that if the Proposed Transaction is consummated, Parent (as defined in Item 4 of this Statement) (or another entity agreed by the Consortium) shall reimburse the Consortium for or pay on behalf of the Consortium, all of its out-of-pocket costs and expenses incurred in connection with the purchase of the Publicly Held Shares. If the Proposed Transaction is not consummated, costs and expenses incurred by the Consortium in connection with pursuing and negotiating the Proposed Transaction will be funded by each member of the Consortium in proportion to their anticipated shareholdings in Parent (as defined in Item 4 below).

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

On September 26, 2012, the Reporting Persons (other than Audrey & Aaron Holdings) entered into a consortium agreement (the “Consortium Agreement”) with Hawaii Asia Holdings III Limited ( “Hawaii Asia”) and SC China Holdings Ltd (“SC China”, and together with Hawaii Asia, the “Sponsors”, and together with the Reporting Persons that are signatories to the Consortium Agreement, the “Consortium”). Each of Hawaii Asia and SC China has informed the Reporting Persons that neither it nor any of its affiliates beneficially owns any Ordinary Shares. During the period beginning on the date of the Consortium Agreement and ending on the 6-month anniversary of the date of the Consortium Agreement, members of the Consortium have agreed to work exclusively with each other for the purpose of acquiring, directly or indirectly, the Issuer, in a going private transaction in which, among other things, the Consortium, through a newly-formed acquisition vehicle (“Parent”), will acquire all of the Publicly Held Shares (the “Proposed Transaction”) as contemplated by the Proposal (as defined below). Under the Consortium Agreement, the members of the Consortium have agreed to capitalize Parent with a combination of equity and debt financing, and the Reporting Persons are expected to contribute the Ordinary Shares beneficially owned by them to Parent, in each case subject to the satisfaction or waiver of the various conditions to the obligations of Parent to be set forth in any definitive merger agreement and/or other related agreements in respect of the Proposed Transaction. In addition, the members of the Consortium have agreed to cooperate with each other in conducting due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the terms of the Proposal; negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Parent following the consummation of the Proposed Transaction; not to (1) make a competing proposal for the acquisition of control of the Issuer or (2) acquire or dispose of any (i) ADS, (ii) Ordinary Shares or (iii) warrants, options or shares that are convertible into ADSs or Ordinary Shares, other than through the Proposed Transaction; and if the Transaction is consummated, be reimbursed by Parent (or another entity agreed by the Consortium) for certain costs and expenses related to the Proposed Transaction.

On September 26, 2012, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors related to the proposed acquisition of all of the Publicly Held Shares for cash consideration equal to US$4.2333 per Ordinary Share (or US$12.70 per ADS). The Consortium also stated in the Proposal that the members of the Consortium who own Ordinary Shares and/or ADSs are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their respective stakes in the Company.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The descriptions of the Consortium Agreement and the Proposal in this Item 4 are qualified in their entirety by reference to the complete text of the Consortium Agreement and the Proposal, which have been filed as Exhibit 2 and Exhibit 3, respectively, to this statement and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1):	Percent of class (2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. He (3)	35,131,575 Ordinary Shares	23.4%	0	35,131,575 Ordinary Shares	0	35,131,575 Ordinary Shares
Prototal Enterprises	35,131,575 Ordinary Shares	23.4%	0	35,131,575 Ordinary Shares	0	35,131,575 Ordinary Shares
Mr. Zheng (4)	9,373,420 Ordinary Shares	6.2%	373,420 Ordinary Shares	9,000,000 Ordinary Shares	373,420 Ordinary Shares	9,000,000 Ordinary Shares
Audrey & Aaron Holdings (5)	9,000,000 Ordinary Shares	6.0%	0	9,000,000 Ordinary Shares	0	9,000,000 Ordinary Shares
Fortune News (6)	9,000,000 Ordinary Shares	6.0%	0	9,000,000 Ordinary Shares	0	9,000,000 Ordinary Shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Percentage of beneficial ownership of each listed person is based on 149,931,935 Ordinary Shares outstanding as of March 31, 2012 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2012, as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of September 26, 2012.

(3)	Includes 35,131,575 Ordinary Shares beneficially owned through Mr. He’s holdings in Prototal Enterprises. Mr. He is the sole director of Prototal Enterprises and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. He may be deemed to beneficially own all of the Ordinary Shares held by Prototal Enterprises.

(4)	Includes (a) (i) 17,806 ADSs representing 53,418 Ordinary Shares held by Nanyan Zheng, (ii) 2 Ordinary Shares held by Nanyan Zheng and (iii) 320,000 Ordinary Shares issuable upon exercise of options held by Nanyan Zheng within 60 days of September 26, 2012, and (b) 9,000,000 Ordinary Shares held through Fortune News. Fortune News is wholly-owned by Audrey & Aaron Holdings, which in turn is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng and his wife, Sha Li. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Zheng may be deemed to beneficially own all of the Ordinary Shares held by Fortune News.

(5)	Includes 9,000,000 Ordinary Shares held through Fortune News. Fortune News is wholly-owned by Audrey & Aaron Holdings. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Audrey & Aaron Holdings may be deemed to beneficially own all of the Ordinary Shares held by Fortune News.

(6)	9,000,000 Ordinary Shares held by Fortune News are pledged to BSRL under the Pledge Agreement.

Due to the nature of the transaction described in Item 4 of this statement, (a) the Founder A Parties and the Founder B Parties could be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other and with other members of the Consortium, and (b) the Founder A Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Founder B Parties, and the Founder B Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Fonder A Parties. As a result, Mr. He and Mr. Zhang may both be deemed to beneficially own an aggregate of 44,504,995 Ordinary Shares, or 29.6% of the total outstanding Ordinary Shares. As noted in Item 2, each of the Founder A Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder B Parties or any other person, and each of the Founder B Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person.

(c) During the last sixty days, Fortune Limited transferred Ordinary Shares in the amounts, on the dates and to the transferees as set forth in Annex A attached hereto, in each case, without consideration. Except as set out in Annex A, none of the Reporting Persons and, to their knowledge, none of the directors and officers of any of the Entity Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Consortium Agreement and the Proposal, which have been filed as Exhibit 2 and Exhibit 3 to this statement, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, among each Reporting Person, dated October 5, 2012 by and among the Reporting Persons.

Exhibit 2: Consortium Agreement, dated September 26, 2012 by and among Mr. He, Prototal Enterprises, Mr. Zheng, Fortune News and Sponsors.

Exhibit 3: Proposal to the Issuer, dated September 26, 2012.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

By:	/s/ Boquan He
Name:	Boquan He

PROTOTAL ENTERPRISES LIMITED.

	By:	/s/ Boquan He
	Name:	Boquan He
	Title:	Director

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

AUDREY & AARON HOLDINGS LIMITED

	By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

FORTUNE NEWS INTERNATIONAL LIMITED

	By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

ANNEX A

The information in the table below sets forth the transactions in the Issuer’s securities effected in the last sixty days by Fortune News.

Date	Ordinary Shares Transferred	Transferees

08-02-2012	1,500,000	SHI Min Jian
08-24-2012	514,995	SHI Min Jian
08-24-2012	82,200	Ji Huang
08-24-2012	137,000	Huaisheng Zhou
08-24-2012	6,850	Chuntian Li
08-24-2012	3,425	Tongmin Su
08-24-2012	61,650	Yantao Zheng
08-24-2012	61,650	Xiaoxian Huang
08-24-2012	27,400	Hainan Yan
08-24-2012	13,700	Yunzhu Lai
08-24-2012	690,374	Haling Yang
09-20-2012	1,500,000	Haling Yang

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by Boquan He, Prototal Enterprises Limited, Nanyan Zheng, Audrey & Aaron Holdings Limited and Fortune News International Limited.

Exhibit 2	Consortium Agreement dated September 26, 2012, by and among Boquan He, Prototal Enterprises Limited, Nanyan Zheng, Fortune News International Limited, Hawaii Asia Holdings III Limited and SC China Holdings Ltd.

Exhibit 3	Proposal Letter to the board of directors of 7 Days Group Holdings Limited dated September 26, 2012, from Boquan He, Prototal Enterprises Limited, Nanyan Zheng, Fortune News International Limited, Hawaii Asia Holdings III Limited and Sequoia Capital China.